FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signatures	Page 3

Notice of 2009 Annual General Meeting of Shareholders	Exhibit 99.1

Proxy Statement for 2009 Annual General Meeting	Exhibit 99.2

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.3

Form of Voting Instruction Card to The Bank of New York Mellon for Holders of American Depositary Shares	Exhibit 99.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: July 31, 2009

Exhibit 99.1

NetEase.com, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2009

Important Notice Regarding the Availability of Proxy Materials for the 2009 Annual

General Meeting of Shareholders to be Held on September 4, 2009

This Notice is to inform you that the NetEase.com, Inc. 2009 Annual General Meeting of Shareholders is being held on September 4, 2009 and the proxy materials for such meeting are available on the Internet. Follow the instructions below to view the proxy materials and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to The Bank of New York Mellon, as depositary, or request a paper or email copy. The items to be voted on and location of the 2009 Annual General Meeting of Shareholders are also set out below.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to The Bank of New York Mellon, as depositary.

The proxy statement and 2008 Annual Report on Form 20-F are available at http://corp.163.com under the heading “Investor Info.”

If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

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NOTICE IS HEREBY GIVEN that the 2009 annual general meeting of shareholders of NetEase.com, Inc. (the “2009 Annual General Meeting of Shareholders”) will be held on September 4, 2009 at 10:00 a.m., Beijing time, at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, for the following purposes:

1.	To re-elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2009.

3.	To transact such other business as may properly come before the 2009 Annual General Meeting of Shareholders or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement. You may access the following proxy materials at http://corp.163.com/eng/about/overview.html under the heading “Investor Info”:

1.	Proxy statement, and

2.	2008 Annual Report on Form 20-F for the year ended December 31, 2008.

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Holders of Ordinary Shares

You should vote by either attending the meeting in person or by mailing the attached Proxy Card to us as instructed therein.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Li Jia, Investor Relations at liddyli@corp.netease.com or +86 10 8255 8208, or by making a request online at http://corp.163.com under the heading “Investor Info.” Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders.

Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this Notice and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2009 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the 2009 Annual General Meeting of Shareholders, there may be nothing you can do.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time on August 27, 2009, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2009 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Li Jia, Investor Relations at liddyli@corp.netease.com or +86 10 8255 8208, or by making a request online at http://corp.163.com under the heading “Investor Info.” Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders.

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Holders of record of our ordinary shares or ADSs representing those ordinary shares at the close of business on July 24, 2009 are entitled to vote at the 2009 Annual General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2009 Annual General Meeting of Shareholders. Directions to attend the meeting can be found at http://corp.163.com under the heading “Investor Info.”

FOR THE BOARD OF DIRECTORS

/s/ William Ding
William Ding
Member of the Board of Directors and Chief Executive Officer

Beijing, China

July 31, 2009

YOUR VOTE IS IMPORTANT

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Exhibit 99.2

NetEase.com, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2009

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 4, 2009 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

This proxy statement is available to shareholders beginning on July 31, 2009 and the form of proxy is first being mailed to shareholders on or about July 31, 2009.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Onward Choi, our Acting Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 24, 2009 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2009, 3,235,666,156 of our ordinary shares, par value US$0.0001 per share were outstanding, of which approximately 1,829,558,940 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://corp.163.com under the heading “Investor Info.” Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2009 Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York Mellon may vote those shares at the annual general meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on August 27, 2009, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2010 annual general meeting must be received by May 8, 2009 at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our seven current directors for re-election at the 2009 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, as well as our other current executive officers, their ages as of June 1, 2009 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	37	Director and Chief Executive Officer
Alice Cheng (1)	48	Director
Denny Lee	41	Director
Joseph Tong (1)	46	Director
Lun Feng	49	Director
Michael Leung (1)	55	Director
Michael Tong	38	Director
Onward Choi	38	Acting Chief Financial Officer
Zhonghui Zhan	37	Chief Operating Officer

(1)	Member of the audit, compensation and nominating committees.

Directors Nominated for Election at the Annual General Meeting

William Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our Acting Chief Executive Officer and Acting Chief Operating Officer. Mr. Ding stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet, our affiliates, in May 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics.

Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee serves as a director of New Oriental Education & Technology Group Inc., which is listed on the New York Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Joseph Tong has been a director of, and management consultant to, Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong has a Bachelor of Science degree and Second Honors Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

Lun Feng has served as a director since July 2005. He has been the Chairman of Beijing Vantone Real Estate Co., Ltd., a private real estate investment company in China, since 1991. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P. Mr. Leung serves as an independent non-executive director for China Ting Group Holdings Limited, Anhui Expressway Company Limited, Junefield Department Store Group Limited and Golden Harvest Entertainment (Holdings) Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the Responsible Officer of North Asia Strategic Advisors, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Michael Tong became a director of our company in June 2003. Mr. Tong previously served as our Co-Chief Operating Officer from July 2004 to March 2009. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute and is a Chartered Financial Analyst.

Other Current Executive Officers (not subject to proposal 1)

Onward Choi has served as our Acting Chief Financial Officer when Denny Lee stepped down from such position on June 30, 2007. Mr. Choi was our Financial Controller and Corporate Finance Director for the periods from January 2005 to June 2007 and November 2003 to December 2004, respectively. Prior to that, Mr. Choi worked at Ernst & Young Beijing, including as a senior manager of the assurance and advisory business services department. Mr. Choi also worked at KPMG (assurance) and the Hong Kong Trade Development Council (finance and accounting). Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a registered practising Certified Public Accountant in Hong Kong. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

Zhonghui Zhan joined our company in October 1999 and has since served in various positions. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our EaseBar browser toolbar and our proprietary content delivery system. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2009. Our board of directors first appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in July 2002.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2009.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

The duties of the compensation committee include determining and approving the chief executive officer’s compensation level, reviewing and making recommendations to the board with respect to non-chief executive officer compensation, incentive compensation plans and equity-based plans, and administering our incentive compensation plans and equity-based plans as in effect and as adopted from time to time by our board. The power to award options under the NetEase.com, Inc. 2000 Stock Incentive Plan for non-executive officers has been delegated to NetEase’s Chief Executive Officer.

The fundamental policy of the board of directors is to provide NetEase’s chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. In determining the compensation of NetEase’s current Chief Executive Officer, the committee focuses particularly on the fact that he is the majority shareholder of NetEase, and accordingly, his overall remuneration from NetEase is necessarily more dependent on the performance of the company’s trading price on NASDAQ than on cash compensation. Accordingly, the compensation committee, with such officer’s concurrence, has determined that it was appropriate to provide the Chief Executive Officer with a nominal base salary and no bonuses or equity incentives in 2008.

For other executive officers, it is the board of directors’ objective to have a substantial portion of each officer’s compensation contingent upon the company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders. In addition, monthly bonuses are given to the executive officer responsible for the company’s online game services based on monthly net profit generated from this business segment. As an executive officer’s level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

NetEase’s executive compensation is intended to be consistent with leading companies in the Internet and online games industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2008, the principal measures the board of directors looked to in evaluating the company’s progress toward these objectives were growth in revenue, net profits and usage of the NetEase websites and the performance of the company’s stock price on NASDAQ.

Compensation for the company’s executive officers, other than the current Chief Executive Officer, is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the board of directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The board of directors also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

Annual and Monthly Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the company’s achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. Also, monthly bonuses are earned by the executive officer responsible for the company’s online game services based on monthly net profit generated from this business segment.

Long-Term Compensation. The board of directors believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options include the individual’s position in the company, his or her performance and responsibilities, and internal comparability considerations.

Each option grant under the company’s 2000 Stock Incentive Plan allows the employee to acquire ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The board of directors determines the vesting schedule of awards granted to executive officers under the plan.

The board of directors does not adhere to any specific guidelines as to the relative option holdings of the company’s executive officers.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually. Our Chief Executive Officer, William Ding, who assumed this position in November 2005, received a base salary of US$4,392 per month in 2008.

Compensation Committee

Alice Cheng
Michael Leung
Joseph Tong

AUDIT COMMITTEE REPORT

Our audit committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. NetEase’s independent accountant is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountant for 2008 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as our company’s independent accountant for fiscal year 2009 at the shareholders annual general meeting scheduled in September 2009.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2008 Annual Report to Shareholders. We reviewed with NetEase’s independent accountant its judgments as to the quality, not just the acceptability, of NetEase’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountant its independence from management and NetEase and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountant are compatible with maintaining the accountant’s independence.

We also discussed with NetEase’s independent accountant the overall scope and plans for its audit. We met with the independent accountant, with and without management present, to discuss the results of its examination, its evaluation of NetEase’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the board of directors, and the board of directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2008, for filing with the U.S. Securities and Exchange Commission.

Audit Committee

Alice Cheng
Michael Leung
Joseph Tong

*        *        *

The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the U.S. Securities and Exchange Commission under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the audit committee.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, Attention: Acting Chief Financial Officer.

2)	Our Acting Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Acting Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Acting Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Acting Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on our company’s website http://corp.163.com under the heading “Investor Info.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Acting Chief Financial Officer of NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. The annual report has been filed with the U.S. Securities and Exchange Commission. NetEase adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the company’s ADSs and ordinary shares. You may obtain a copy of our 2008 annual report to shareholders by visiting our website http://corp.163.com under the heading “Investor Info.” If you want to receive a paper or email copy of our 2008 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Li Jia of NetEase.com, Inc., at liddyli@corp.netease.com.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ William Ding
William Ding
Member of the Board of Directors and Chief Executive Officer

Dated: July 31, 2009

Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE.COM, INC.

FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2009

The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of 2009 Annual General Meeting of Shareholders and proxy statement (either through the Internet or paper or email copy), each dated July 31, 2009, and hereby appoints William Ding and Onward Choi, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2009 annual general meeting of shareholders of the Company to be held on September 4, 2009 at 10:00 a.m., Beijing time, at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of 2009 annual general meeting and proxy statement previously furnished to you either through the Internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

PROPOSAL NO. 1	NAME	FOR	AGAINST	ABSTAIN
1a	William Ding	[ ]	[ ]	[ ]
1b	Alice Cheng	[ ]	[ ]	[ ]
1c	Denny Lee	[ ]	[ ]	[ ]
1d	Joseph Tong	[ ]	[ ]	[ ]
1e	Lun Feng	[ ]	[ ]	[ ]
1f	Michael Leung	[ ]	[ ]	[ ]
1g	Michael Tong	[ ]	[ ]	[ ]

[    ] FOR ALL NOMINEES

1

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2009.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED: , 2009

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.4

NetEase.com, Inc.

Ú FOLD AND DETACH HERE Ú

Please mark your vote as	☒
indicated in this example

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1a William Ding	☐	☐	☐	1f Michael Leung	☐	☐	☐

1b Alice Cheng	☐	☐	☐	1g Michael Tong	☐	☐	☐

1c Denny Lee	☐	☐	☐	PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2009.	☐	☐	☐
1d Joseph Tong	☐	☐	☐

1e Lun Feng	☐	☐	☐

RESTRICTED SCAN LINE AREA	Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Ú FOLD AND DETACH HERE Ú

NETEASE.COM, INC.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York Time) on August 27, 2009)

The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 24, 2009 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on September 4, 2009 at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

Address Change/Comments (Mark the corresponding box on the reverse side)
BNYM SHAREHOLDER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249
(Continued and to be marked, dated, signed and returned on the other side)